Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Ambassadors Group, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  November 7, 2011

LISA O’DELL RAPUANO
LANE FIVE PARTNERS LP
LANE FIVE CAPITAL MANAGEMENT LP
LANE FIVE CAPITAL MANAGEMENT, LLC
LANE FIVE PARTNERS GP LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano, for herself, as Managing Member of the IM GP (for itself and the Investment Manager) and as Managing Member of the General Partner (for itself and the Fund)

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